SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(*Translation of Registrant's Name into English*)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : May 22, 2002

By : ______________________________

Name : Hari Kartana
Title : President

INDOSAT

Ref. 479/GUI/HM.110/02

May 22nd, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525
Attn.: **Filing Desk**

Re. : Release of Signing the Sale and Purchase Agreement for the Acquisition of Deutsche Telekom AG's Shares in Satelindo

Dear Sir,

Please find attached the release of Signing the Sale and Purchase Agreement for Acquisition of Deutsche Telekom AG's Shares in Satelindo, which is announced at May 22, 2002.

Thank you for your attention.

Sincerely yours,

Hari Kartana
President

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

INDOSAT

For immediate release

INDOSAT SIGNED THE SALE AND PURCHASE AGREEMENT FOR THE ACQUISITION OF DEUTSCHE TELEKOM AG SHARES IN SATELINDO

Jakarta, May 21, 2002 – PT (Persero) Indonesian Satellite Corporation Tbk ("Indosat") announced that on 20 May, 2002 that it has signed the Sale and Purchase Agreement ("SPA") with Deutsche Telekom AG for the acquisition of 25% ownership of Deutsche Telekom AG shares in Satelindo. The execution of the SPA was a follow-up to the signing of the Basic Agreement on May 15, 2002.

The SPA provides options to Indosat in regards to the terms of payment at the closing of transaction, being cash payment in full for the amount of US$ 325 million or by combination of cash payment of US$ 65 million and issuance of promissory notes, with the face value of US$ 268 million which will mature on September 30, 2002.

Indosat and Deutsche Telekom AG agreed to close the transaction by June 28, 2002, at the latest, following the satisfaction of the conditions required under the SPA, including the approval from Indosat shareholders general meeting.

"The execution of the SPA is an important step in the implementation of Indosat's plan to acquire 100% control of Satelindo. It also shows Indosat's commitment for its cellular restructuring", noted Hari Kartana, President Director of Indosat.

PT Mandiri Sekuritas and Assegaf & Partners were the financial and legal advisors to Indosat for this transaction.

Indosat is a full telecommunication network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE : IIT)

Satelindo is a private company providing cellular, international telephone and satellite services in Indonesia. The company is also the second largest GSM 900 mobile operator in Indonesia serving an estimated 1.8 million subscribers by year end 2001//

For further information, please contact :

PT (Persero) Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: investor @indosat.com
Website: www.indosat.com